SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Talos Energy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87484T 108

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Ramey E. Layne and Lande A. Spottswood

Vinson & Elkins L.L.P.

1001 Fannin St., Suite 2300

Houston, Texas 77002

(713) 758-4458 and (713) 458-2326

May 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484T 108		SCHEDULE 13D

1	Names of Reporting Person Riverstone Talos Energy Equityco LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 13,669,287

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 13,669,287

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,669,287

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 25.2%*

14	Type of Reporting Person OO (Limited Liability Company)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108		SCHEDULE 13D

1	Names of Reporting Person Riverstone Talos Energy Debtco LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 1,257,396

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 1,257,396

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,257,396

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 2.3%*

14	Type of Reporting Person OO (Limited Liability Company)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108		SCHEDULE 13D

1	Names of Reporting Person Riverstone V Talos Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 14,926,683

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 27.6%*

14	Type of Reporting Person PN (Limited Partnership)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108		SCHEDULE 13D

1	Names of Reporting Person Riverstone Global Energy and Power Fund V (FT), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 14,926,683

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 27.6%*

14	Type of Reporting Person PN (Limited Partnership)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108		SCHEDULE 13D

1	Names of Reporting Person Riverstone Energy Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 14,926,683

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 27.6%*

14	Type of Reporting Person PN (Limited Partnership)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108		SCHEDULE 13D

1	Names of Reporting Person Riverstone Energy GP V, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 14,926,683

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 27.6%*

14	Type of Reporting Person OO (Limited Liability Company)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108		SCHEDULE 13D

1	Names of Reporting Person Riverstone Energy GP V Corp

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 14,926,683

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 27.6%*

14	Type of Reporting Person CO (Corporation)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108	SCHEDULE 13D

1	Names of Reporting Person Riverstone Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 14,926,683

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 27.6%*

14	Type of Reporting Person OO (Limited Liability Company)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108	SCHEDULE 13D

1	Names of Reporting Person Riverstone/Gower Mgmt Co Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 14,926,683

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 27.6%*

14	Type of Reporting Person PN (Limited Partnership)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108	SCHEDULE 13D

1	Names of Reporting Person Riverstone Management Group, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 14,926,683

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 27.6%*

14	Type of Reporting Person OO (Limited Liability Company)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108	SCHEDULE 13D

1	Names of Reporting Person David M. Leuschen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 14,926,683

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 27.6%*

14	Type of Reporting Person IN (Individual)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108	SCHEDULE 13D

1	Names of Reporting Person Pierre F. Lapeyre, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 14,926,683

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 14,926,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,926,683

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 27.6%*

14	Type of Reporting Person IN (Individual)

*              Based on an aggregate of 54,155,768 shares Common Stock outstanding as of May 10, 2018.

CUSIP No. 87484T 108	SCHEDULE 13D

Item 1.                                 Security and Issuer

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Talos Energy Inc., a Delaware corporation formerly known as Sailfish Energy Holdings Corporation (the “Issuer”), the principal executive offices of which are located at 500 Dallas Street, Suite 2000, Houston, TX 77002.

Item 2.                                 Identity and Background

(a)         This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit D (the “Joint Filing Agreement”):

(1)                       Riverstone Talos Energy Equityco LLC (“Riverstone Equityco”);

(2)                       Riverstone Talos Energy Debtco LLC ( “Riverstone Debtco” and, together with Riverstone Equityco, the “Riverstone Feeders”);

(3)                       Riverstone V Talos Holdings, L.P. (“Riverstone Aggregator”);

(4)                       Riverstone Global Energy and Power Fund V (FT), L.P. (“Riverstone Energy Fund”);

(5)                       Riverstone Energy Partners V, L.P. (“Riverstone Energy Partners”);

(6)                       Riverstone Energy GP V, LLC (“Riverstone GP”);

(7)                       Riverstone Energy GP V Corp (“Riverstone Corp”);

(8)                       Riverstone Holdings LLC (“Riverstone Holdings”);

(9)                       Riverstone/Gower Mgmt Co Holdings, L.P. (“Riverstone/Gower”);

(10)                Riverstone Management Group, L.L.C. (“Riverstone Management”);

(11)                David M. Leuschen; and

(12)                Pierre F. Lapeyre, Jr.

The names of each manager, managing member, director and executive officer, as applicable, of of Riverstone Equityco, Riverstone Debtco, Riverstone GP, Riverstone Corp, Riverstone Holdings and Riverstone Management (collectively, the “Scheduled Persons”) are set forth on Schedule 1 to this Schedule 13D, which is incorporated by reference herein.

(b)         The business address of the Reporting Persons is C/O Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The business address of each of the Scheduled Persons is set forth on Schedule 1 to this Schedule 13D.

(c)          Mr. Leuschen and Mr. Lapeyre are the Founders and Senior Managing Directors of Riverstone Holdings. The other Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

The president principal occupation of each of the Scheduled Persons is set forth on Schedule 1 to this Schedule 13D.

(d)         During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Scheduled Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 87484T 108	SCHEDULE 13D

(e)          During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Leuschen and Mr. Lapeyre are citizens of the United States of America. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

The citizenship of each of the Scheduled Persons is set forth on Schedule 1 to this Schedule 13D.

Item 3.                                 Source and Amount of Funds or Other Consideration

The Riverstone Feeders acquired their respective shares of Common Stock held by them on May 10, 2018, upon the closing of the transactions contemplated by the Transaction Agreement (the “Transaction Agreement”), dated as of November 21, 2017, by and among the Issuer, Stone Energy Corporation, a Delaware corporation (“Stone”), Talos Energy LLC, a Delaware limited liability company (“Talos”), Talos Production LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Talos Production” and together with Talos, the “Talos Entities”), and Sailfish Merger Sub Corporation, a Delaware corporation (“Merger Sub”).

Pursuant to the Transaction Agreement, on May 10, 2018 (the “Closing Date”), a series of transactions occurred (the “Closing”) pursuant to which the Talos Entities were combined with Stone, including: (i) Stone underwent a reorganization pursuant to which Merger Sub merged with and into Stone, with Stone continuing as the surviving corporation and a direct wholly owned subsidiary of the Issuer; (ii) each share of Stone’s common stock outstanding immediately prior to Closing was converted into the right to receive one share of Common Stock; and (iii) in a series of contributions, entities related to the Riverstone Energy Partners (collectively, “Riverstone Funds”) contributed all of their equity interests in Talos Production (which at that time owned 100% of the equity interests in Talos) to the Issuer in exchange for shares of Common Stock.

Concurrently with the consummation of the Transaction Agreement, the Issuer consummated the transactions contemplated by the Exchange Agreement (together with the Transactions contemplated by the Transaction Agreement, the “Transactions”), dated as of November 21, 2017 (the “Exchange Agreement”), by and among the Issuer, Stone, Talos Production and Talos Production Finance, Inc. (together, the “Talos Issuers”) and the various lenders and noteholders of the Talos Issuers listed therein, pursuant to which, among other things, the Riverstone Funds contributed $102 million in aggregate principal amount of senior notes issued by the Talos Issuers to the Issuer in exchange for shares of Common Stock.

Pursuant to the Transactions, all of the equity interests in Talos Production and all of the senior notes issued by the Talos Issuers previously owned by the Riverstone Feeders and their affiliates were contributed to the Issuer in exchange for an aggregate of 14,926,683 shares of Common Stock.

Item 4.                                 Purpose of Transaction

All of the shares of Common Stock that are held of record by Riverstone Equityco and Riverstone Debtco that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Stockholders’ Agreement described below in Item 6 and attached hereto as Exhibit B. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

CUSIP No. 87484T 108	SCHEDULE 13D

The descriptions of the Transaction Agreement, the Stockholders’ Agreement and the Registration Rights Agreement set forth in Item 6 are hereby incorporated into this Item 4 by reference.

Item 5.                                 Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

The below table sets forth the number of shares of Common Stock directly and beneficially owned by each of the Reporting Persons. David M. Leuschen and Pierre F. Lapeyre, Jr. are the members of Riverstone Management, which is the general partner of Riverstone/Gower, which is the sole member of Riverstone Holdings, which is the sole shareholder of Riverstone Corp, which is the managing member of Riverstone GP, which is the general partner of Riverstone Energy Partners, which is the general partner of Riverstone Energy Fund, which is the general partner of Riverstone Aggregator, which is the managing member of Riverstone Equityco and the sole manager of Riverstone Debtco. Riverstone GP is managed by a managing committee consisting of Pierre F. Lapeyre, Jr., David M. Leuschen, E. Bartow Jones, N. John Lancaster, Baran Tekkora, James T. Hackett, Michael B. Hoffman and Robert M. Tichio. As such, each of Riverstone Aggregator, Riverstone Energy Fund, Riverstone Energy Partners, Riverstone GP, Riverstone Corp, Riverstone Holdings, Riverstone/Gower, Riverstone Management, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Riverstone Equity and Riverstone Debtco.

Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares. None of the Reporting Persons have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below. In addition, by virtue of the Stockholders’ Agreement and the other agreements among certain of the Reporting Persons as described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-5(1) thereunder. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Stock held by the other Reporting Persons.

Reporting Persons	Shares of Common Stock Directly Owned	Aggregate Number of Shares Beneficially Owned		Percentage of Common Stock Beneficially Owned (1)
Riverstone Talos Energy Equityco LLC	13,669,287	13,669,287		25.2%
Riverstone Talos Energy Debtco LLC	1,257,396	1,257,396		2.3%
Riverstone V Talos Holdings, L.P.	0	14,926,683	(2)	27.6%
Riverstone Global Energy and Power Fund V (FT), L.P.	0	14,926,683	(2)	27.6%
Riverstone Energy Partners V, L.P.	0	14,926,683	(2)	27.6%
Riverstone Energy GP V, LLC	0	14,926,683	(2)	27.6%
Riverstone Energy GP V Corp	0	14,926,683	(2)	27.6%
Riverstone Holdings LLC	0	14,926,683	(2)	27.6%
Riverstone/Gower Mgmt Co Holdings, L.P.	0	14,926,683	(2)	27.6%
Riverstone Management Group, L.L.C.	0	14,926,683	(2)	27.6%
David M. Leuschen	0	14,926,683	(2)	27.6%
Pierre F. Lapeyre, Jr.	0	14,926,683	(2)	27.6%

(1)    Based on an aggregate of 54,155,768 shares of Common Stock outstanding as of May 10, 2018.

(2)    Represents 14,926,683 shares of Common Stock directly owned collectively by Riverstone Debtco and Riverstone Equityco.

By virtue of the mutual agreement to vote their Common Stock in favor of each nominee nominated pursuant to the Stockholders’ Agreement, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over the 19,191,451 shares of Common Stock held of record by, entities affiliated with the Apollo Stockholders (as defined below). The Reporting Persons expressly disclaim any

CUSIP No. 87484T 108	SCHEDULE 13D

beneficial ownership of shares held of record by the Apollo Stockholders and the number of shares reported in the cover pages as shared voting power does not include those shares of Common Stock.  In the aggregate any group formed thereby would beneficially own 34,118,135 shares or approximately 63% of the Issuer’s Common Stock outstanding.  The beneficial ownership of the Apollo Stockholders has been reported separately on a Schedule 13D filed with the Securities and Exchange Commission on May 21, 2018.

(c)    None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

(d)    Not applicable.

(e)    Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders’ Agreement

On the Closing Date, AP Talos Energy LLC, AP Talos Energy Debtco LLC, AP Overseas Talos Holdings Partnership, LLC, AIF VII (AIV), L.P., ANRP DE Holdings, L.P. (collectively, the “Apollo Stockholders”), Riverstone V FT Corp Holdings, L.P. and the Riverstone Feeders (collectively, the “Riverstone Stockholders” and, together with the Apollo Stockholders, the “Sponsor Stockholders”), the Riverstone Stockholders and the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), which contains specific rights, obligations and agreements of the Sponsor Stockholders and certain restrictions relating to the transfer or disposition of their Common Stock. The Stockholders’ Agreement is filed as Exhibit B.

The Stockholders’ Agreement provides, among other things, the following:

•                  Initial Board Composition. Immediately following the Closing, the Board will consist of ten directors, consisting of (i) two directors designated by the Apollo Stockholders; (ii) two directors designated by the Riverstone Stockholders; (iii) one director designated by the Apollo Stockholders and the Riverstone Stockholders; (iv) the chief executive officer; and (v) four directors, including the Non-Executive Chairman, that are Company Independent Directors (as defined in the Stockholders’ Agreement) designated by Stone (such directors, the “Company Directors”).

•                  Board Nomination Rights.  Each of the Apollo Stockholders and the Riverstone Stockholders will initially have the right to designate two directors for nomination by the Board for election and maintain its proportional representation on the Board so long as the Apollo Stockholders or the Riverstone Stockholders, as applicable, and their affiliates collectively beneficially own at least (i) 15% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Apollo Group (as defined in the Stockholders’ Agreement) and the Riverstone Stockholders, as applicable, at Closing. Upon the Apollo Stockholders and their affiliates ceasing to collectively beneficially own at least (i) 15% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Apollo Group at Closing, the Apollo Stockholders will have the right to designate one director to the Board for so long as the Apollo Stockholders and their affiliates collectively beneficially own at least (i) 5% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Apollo Group at Closing. Upon the Apollo Stockholders and their affiliates ceasing to collectively beneficially own at least (i) 5% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Apollo Group at Closing, the Apollo Stockholders will not have a right to designate a director to the Board. Upon the Riverstone Stockholders and their affiliates ceasing to collectively beneficially own at least (i) 15% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Riverstone Stockholders at Closing, the Riverstone Stockholders will have the right to designate one director to the Board for so long as the Riverstone Stockholders and their affiliates collectively beneficially own at least (i) 5% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Riverstone Stockholders at Closing. Upon the Riverstone Stockholders and their affiliates ceasing to collectively beneficially own at least (i) 5% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Riverstone

CUSIP No. 87484T 108	SCHEDULE 13D

Stockholders at Closing, the Riverstone Stockholders will not have a right to designate a director to the Board.

The successor nominees to the Company Directors shall be selected by the Governance & Nominating Committee of Board, and shall also qualify as Company Directors. The Sponsor Stockholders are required to vote all of their Common Stock (i) in favor of each nominee nominated by a Sponsor Stockholder pursuant to the Stockholders’ Agreement and (ii) with respect to all other director nominees, in each Sponsor Stockholder’s sole discretion either, (x) in a manner that is proportionate to the manner in which all shares of Common Stock are voted by stockholders of the Issuer other than the Sponsor Stockholders with respect to director elections; or (ii) for the Company Directors recommended by the Governance & Nominating Committee of the Board.

•                  Committee Composition.  The Audit Committee of the Board shall consist solely of Company Directors, the Compensation Committee of the Board shall have at least one Company Director and the Governance & Nominating Committee of the Board shall have at least two Company Directors.

•                  Standstill Provisions. For a period of two years beginning on the Closing Date, the Sponsor Stockholders and their respective affiliates have agreed to refrain from taking certain actions, including (i) participating in the solicitation of proxies in opposition to the Company Directors and (ii) calling a special meeting in respect of the foregoing.

•                  Transfer Restrictions. For a period of six months beginning on the Closing Date, each of the Apollo Stockholders and Riverstone Stockholders and their respective affiliates may not transfer any shares of the Company’s Common Stock without the consent of the Company Directors. On the six-month anniversary of the Closing Date, each of the Apollo Stockholders and Riverstone Stockholders and their respective affiliates will be permitted to transfer, from time to time, up to 50% of the Common Stock issued to the Apollo Group and Riverstone Stockholders at the Closing, and on the nine-month anniversary of the Closing Date, each of the Apollo Stockholders and Riverstone Stockholders and their respective affiliates will be permitted to transfer, from time to time, up to 75% of the Common Stock issued to the Apollo Group and Riverstone Stockholders at the Closing.

Until the first anniversary of the Closing Date, subject to certain exceptions, neither of the Apollo Stockholders or Riverstone Stockholders may transfer any shares of Common Stock to any person or group if, to their knowledge, such person or group would beneficially own in excess of 35% of the total outstanding shares of the Common Stock following such transfer, without the prior consent of a majority of the Company Directors.

On the first anniversary of the Closing Date, the Apollo Group and Riverstone Stockholders will no longer be subject to transfer restrictions in the Stockholders’ Agreement.

•                  Related Party Transactions. Any transaction in excess of $120,000 in which the Issuer or any of its affiliates is a participant and the Apollo Group or Riverstone Stockholders or any of their respective affiliates (other than the Issuer and its subsidiaries) or any director of the Issuer has a material interest in the transaction must be approved by a majority of the disinterested directors or a majority of the Audit Committee of the Board.

Registration Rights Agreement

On the Closing Date, in connection with the Closing, the Issuer, the Sponsor Stockholders and certain other parties entered into a Registration Rights Agreement (the “Registration Rights Agreement”), that provides certain registration rights with respect to Common Stock owned by the Sponsor Stockholders and such other parties as of Closing (such Common Stock, the “Registrable Securities”). The Registration Rights Agreement filed as Exhibit C.

Under the Registration Rights Agreement, the Issuer is required to file a shelf registration statement within 30 days of its receipt of written request by a holder of Registrable Securities (a “Holder”), provided that the Issuer will not be required to file a shelf registration statement earlier than 90 days after the Closing. Each Holder will be limited to two demand registrations in any twelve-month period.

CUSIP No. 87484T 108	SCHEDULE 13D

The Holders have the right to request that the Issuer initiate underwritten offerings of Common Stock; provided, that the Apollo Stockholders and Riverstone Stockholders will have the right to demand three underwritten offerings in any twelve-month period. The Holders have customary piggyback rights with respect to any underwritten offering conducted by the Issuer for as long as they own 5% of the Registrable Securities. Each Holder will agree to a 90-day lock up with underwriters in the event of an underwritten offering, provided that the lock up will not apply to any Holder who does not have a right to participate in such underwritten offering. Generally and except as otherwise provided therein, the Registration Rights Agreement will terminate at such time as there are no Registrable Securities outstanding.

At Closing, the Issuer effectuated the Transactions pursuant to the Transaction Agreement (for further information, see Item 3 and the Transaction Agreement filed as Exhibit A), resulting in, among other things, Riverstone Equityco and Riverstone Debtco receiving shares of Common Stock.

The foregoing descriptions of the Transaction Agreement, the Stockholders’ Agreement and the Registration Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement, the Stockholders’ Agreement and the Registration Rights Agreement, which are incorporated by reference as Exhibit A, Exhibit B and Exhibit C, respectively.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                 Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A

Transaction Agreement, dated as of November 21, 2017, by and among Talos Energy LLC, Talos Production LLC, Stone Energy Corporation, Sailfish Energy Holdings Corporation and Sailfish Merger Sub Corporation (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K12B (File No. 001-38497) filed with the Securities and Exchange Commission on May 16, 2018 and incorporated herein in its entirety by reference).

Exhibit B

Stockholders’ Agreement, dated as of May 10, 2018, by and among Talos Energy Inc. and each of the other parties set forth on the signature pages thereto (attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K12B (File No. 001-38497) filed with the Securities and Exchange Commission on May 16, 2018 and incorporated herein in its entirety by reference).

Exhibit C

Registration Rights Agreement, dated as of May 10, 2018, by and among Talos Energy Inc. and each of the other parties set forth on the signature pages thereto (attached as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K12B (File No. 001-38497) filed with the Securities and Exchange Commission on May 16, 2018 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Agreement.

CUSIP No. 87484T 108	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018

RIVERSTONE TALOS ENERGY EQUITYCO LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Managing Director

RIVERSTONE TALOS ENERGY DEBTCO LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Managing Director

RIVERSTONE V TALOS HOLDINGS, L.P.

	By:	Riverstone Energy Partners V, L.P.,
its general partner

	By:	Riverstone Energy GP V, LLC,
its general partner

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Managing Director

RIVERSTONE GLOBAL ENERGY AND POWER FUND V (FT), L.P.

	By:	Riverstone Energy Partners V, L.P.,
its general partner

	By:	Riverstone Energy GP V, LLC,
its general partner

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Managing Director

CUSIP No. 87484T 108	SCHEDULE 13D

RIVERSTONE ENERGY PARTNERS V, L.P.

By:	Riverstone Energy GP V, LLC,
its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ENERGY GP V, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ENERGY GP V CORP

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

RIVERSTONE HOLDINGS LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

RIVERSTONE /GOWER MGMT CO HOLDINGS, L.P.

By:	Riverstone Management Group, L.L.C.,
its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

RIVERSTONE MANAGEMENT GROUP, L.L.C.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

/s/ David M. Leuschen
David M. Leuschen

CUSIP No. 87484T 108	SCHEDULE 13D

/s/ Pierre F. Lapeyre, Jr.
Pierre F. Lapeyre, Jr.

CUSIP No. 87484T 108	SCHEDULE 13D

SCHEDULE 1

Directors and Executive Officers of Reporting Persons

The name, present principal occupation or employment and citizenship of each of the Scheduled Persons are set forth below. The business address of each Scheduled Person is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Riverstone Management Group, L.L.C.

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
Stephen S. Coats	Partner, Managing Director and General Counsel of Riverstone Holdings LLC	United States

Riverstone Holdings LLC

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States

Riverstone Energy GP V Corp

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States

Riverstone Energy GP V, LLC

Management Committee Members

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States
Robert M. Tichio	Partner of Riverstone Holdings LLC	United States
James T. Hackett	Partner of Riverstone Holdings LLC	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	United States

Riverstone Talos Energy Debtco LLC

Name	Present Principal Occupation or Employment	Citizenship
Peter Haskopoulos	Managing Director of Riverstone Talos Energy Debtco LLC	United States

CUSIP No. 87484T 108	SCHEDULE 13D

Riverstone Talos Energy Equityco LLC

Name	Present Principal Occupation or Employment	Citizenship
Peter Haskopoulos	Managing Director of Riverstone Talos Energy Equityco LLC	United States